Mail Stop 3720

      							March 14, 2006


Paul D. Hamm
President and Chief Executive Officer
Endavo Media & Communications, Inc.
10 Glenlake Parkway
Suite 130
Atlanta, GA 30328

Re:  	Endavo Media & Communications, Inc.
		Item 4.01 Form 8-K
      Filed March 13, 2006
      File No. 001-16381

Dear Mr. Hamm:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with more information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. With regard to any disagreements with your former accountant, your disclosures should specifically address your two most recent fiscal years and any subsequent interim period through the date of dismissal. The period for which your disclosures currently apply is unclear. Please refer to Item 304(a)(1)(ii) of Regulation S-B and revise your disclosures. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by
Item 304(a)(1)(iv) and (v) of Regulation S-B.

2. Additionally, Item 304(a)(1)(ii) of Regulation S-B requires that you state whether the accountant`s report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. Your disclosures only address the financial statements for the year ended December 31, 2004. Please revise.

3. Disclose whether you have authorized your former accountant to respond fully to the inquiries of your successor accountant concerning matters identified in response to Item 304(a)(1)(iv)(B) of
Regulation S-B as required by Item 304(a)(1)(iv)(E) of Regulation
S-
B.

4. To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountant stating whether the accountant agrees with the statements made in your revised Form 8-K.

*    *    *    *

       As appropriate, please amend your filing and respond to these comments, via EDGAR, within five business days or tell us when you will respond. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and



* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions, please call Kenya Wright Gumbs at
(202) 551-3373.

								Sincerely,



      Robert S. Littlepage			Accountant Branch Chief






??

??

??

??

Paul D. Hamm
Endavo Media & Communications, Inc.
March 14, 2006
Page 1